UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                      (Amendment No. ___ )


                   iDine Rewards Network, Inc.
    ---------------------------------------------------------
                        (Name of Issuer)


                  Common Stock, $0.02 par value
    ---------------------------------------------------------
                 (Title of Class of Securities)


                            893767103
               -----------------------------------
                         (CUSIP Number)


                          May 15, 2003
     ------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]  Rule 13d-1(b)
          [x]  Rule 13d-1(c)
          [ ]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  893767103                         Page 2 of 11
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1    NAME OF REPORTING PERSON


          William A. Lederer


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                   (a)
                                                        ---

                                                   (b)   X
                                                        ---

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                 5    SOLE VOTING POWER
NUMBER OF SHARES                          253,064<F1>
BENEFICIALLY OWNED         --------------------------------------
BY EACH REPORTING                6    SHARED VOTING POWER
PERSON WITH                               1,731,351<F2>
                           --------------------------------------
                                 7    SOLE DISPOSITIVE POWER
                                          253,064<F1>
                           --------------------------------------
                                 8    SHARED DISPOSITIVE POWER
                                          1,731,351<F2>
-----------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          1,984,415

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES* [  ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.3%<F3>

12    TYPE OF REPORTING PERSON (See Instructions)
          IN

<F1>
Includes (i) 73,084 shares of common stock, par value $.02 per share (the "Common Stock") of iDine Rewards Network, Inc., formerly known as Transmedia Network, Inc. (the "Issuer") and
(ii) immediately exercisable warrants (the "Warrants") to purchase an additional 179,980 shares of Common Stock of the Issuer. The exercise price per share is $5.93125 for one-half of the shares subject to each Warrant and $7.30 per share for the remaining one-half of the shares subject to each Warrant. The Warrants are immediately exercisable and will expire on April 28, 2005.

<F2>
Includes (i) 430,261 shares of Common Stock of the Issuer owned by entities formed for estate planning purposes for the benefit of Mr. Lederer, his wife, and their children;(ii) 69,750 shares of Common Stock of the Issuer owned by Muriel Lederer, in her capacity as custodian under Illinois UTMA for Adam Lederer and Eric Lederer; (iii) immediately exercisable warrants to purchase an additional 1,059,572 shares of Common Stock owned by entities formed for estate planning purposes for the benefit of Mr. Lederer, his wife, and their children; and (viii) immediately exercisable warrants to purchase an additional 171,768 shares of Common Stock owned by Muriel Lederer, in her capacity as custodian under Illinois UTMA for Adam Lederer and Eric Lederer.

<F3>
Based on 22,411,408 shares of Common Stock outstanding as of May
7, 2003.

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CUSIP NO.  893767103                              Page 3 of 11
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1    NAME OF REPORTING PERSON


Muriel Lederer, in her capacity as custodian under Illinois UTMA for Adam Lederer.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                   (a)
                                                        ---

                                                   (b)   X
                                                        ---

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                 5    SOLE VOTING POWER
NUMBER OF SHARES                          None
BENEFICIALLY OWNED         --------------------------------------
BY EACH REPORTING                6    SHARED VOTING POWER
PERSON WITH                               120,759<F1>
                           --------------------------------------
                                 7    SOLE DISPOSITIVE POWER
                                          None
                           --------------------------------------
                                 8    SHARED DISPOSITIVE POWER
                                          120,759<F1>
-----------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          120,759

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES* [  ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          0.5%<F2>

12   TYPE OF REPORTING PERSON (See Instructions)
          IN

<F1>
Includes (i) 34,875 shares of Common Stock of the Issuer and (ii) immediately exercisable warrants to purchase an additional 85,884 shares of Common Stock.

<F2>
Based on 22,411,408 shares of Common Stock outstanding as of May
7, 2003.


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CUSIP NO.  893767103                         Page 4 of 11
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1    NAME OF REPORTING PERSON


Muriel Lederer, in her capacity as custodian under Illinois UTMA for Eric Lederer.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                   (a)
                                                        ---

                                                   (b)   X
                                                        ---

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                 5    SOLE VOTING POWER
NUMBER OF SHARES                          None
BENEFICIALLY OWNED         --------------------------------------
BY EACH REPORTING                6    SHARED VOTING POWER
PERSON WITH                               120,759<F1>
                           --------------------------------------
                                 7    SOLE DISPOSITIVE POWER
                                          None
                           --------------------------------------
                                 8    SHARED DISPOSITIVE POWER
                                          120,759<F1>
-----------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          120,759

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES* [  ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          0.5%<F2>

12   TYPE OF REPORTING PERSON (See Instructions)
          IN

<F1>
Includes (i) 34,875 shares of Common Stock of the Issuer and (ii) immediately exercisable warrants to purchase an additional 85,884 shares of Common Stock.

<F2>
Based on 22,411,408 shares of Common Stock outstanding as of May
7, 2003.


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CUSIP NO.  893767103                         Page 5 of 11
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1    NAME OF REPORTING PERSON


Renda Lederer


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                   (a)
                                                        ---

                                                   (b)   X
                                                        ---

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                 5    SOLE VOTING POWER
NUMBER OF SHARES                          None
BENEFICIALLY OWNED         --------------------------------------
BY EACH REPORTING                6    SHARED VOTING POWER
PERSON WITH                               1,489,833<F1>
                           --------------------------------------
                                 7    SOLE DISPOSITIVE POWER
                                          None
                           --------------------------------------
                                 8    SHARED DISPOSITIVE POWER
                                          1,489,833<F1>
-----------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          1,489,833

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES* [  ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.3%<F2>

12   TYPE OF REPORTING PERSON (See Instructions)
          IN

<F1>
Mrs. Renda Lederer has been granted the sole power to vote, to direct the vote, to dispose and to direct the disposition of, 430,261 shares of Common Stock of the Issuer and immediately exercisable warrants to purchase an additional 1,059,572 shares of Common Stock, held by entities formed for estate planning purposes for the benefit of Mr. Lederer, Mrs. Lederer and their children.

<F2>
Based on 22,411,408 shares of Common Stock outstanding as of May
7, 2003.


ITEM 1 (a) NAME OF ISSUER:

     iDine Rewards Network, Inc., formerly known as Transmedia
Network, Inc. (the "Issuer")

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
     11900 Biscayne Boulevard, Miami, Florida, 33181

ITEM 2 (a) NAME OF PERSON FILING:

     The names of the persons filing this statement (the "Reporting Persons") are William A. Lederer ("Mr. Lederer"); Muriel Lederer ("Ms. Lederer"), as custodian for the Muriel Lederer Illinois UTMA for the benefit of Adam Lederer ("Adam Lederer UTMA Account"); Ms. Lederer as custodian for the Muriel Lederer Illinois UTMA for the benefit of Eric Lederer ("Eric Lederer UTMA Account"); and Renda Lederer ("Mrs. Lederer"). The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

ITEM 2 (b) ADDRESS OF PRINCIPAL OFFICE:

     The business address of each of the Reporting Persons is c/o
Harry  Kramer  &  Associates, 555 Skokie  Boulevard,  Suite  260,
Northbrook, IL 60062.

ITEM 2 (c) CITIZENSHIP:

     Each  of  the Reporting Persons are citizens of  the  United
States of America.

ITEM 2 (d) TITLE OF CLASS OF SECURITIES:

     This  statement relates to the common stock, par value  $.02 of the Issuer ("Common Stock").

ITEM 2 (e) CUSIP NUMBER:   893767103

ITEM 3 If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [ ]  An investment advisor in accordance with
section 240.13d-1(b)(1)(ii) (E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ]  Group, in accordance with section 240.13d-
1(b)(1)(ii)(J).

Item 4.  OWNERSHIP:

     (a) and (b) There were approximately 22,411,408 shares of Common Stock outstanding as of May 7, 2003, according to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003. As of the date hereof, the Reporting Persons beneficially own 1,984,415 shares of Common Stock (assuming exercise in full of the warrants into shares of Common Stock), representing approximately 8.3% of the Common Stock issued and outstanding, based on 22,411,408 shares outstanding.

     (c)

     Mr. Lederer

     Including shares of Common Stock into which currently exercisable warrants could be exercised ("Warrant Shares"), Mr. Lederer has the sole power to vote, to direct the vote, to dispose, and to direct the disposition with respect to 253,064 shares of Common Stock (assuming exercise in full of the warrants into Warrant Shares)of the Issuer, representing approximately 1.1% of Common Stock of the Issuer. Including Warrant Shares into which currently exercisable warrants could be exercised, Mr. Lederer has the shared power to vote, to direct the vote, to dispose, and to direct the disposition with respect to 1,731,351 shares of Common Stock, which constitutes approximately 7.3% of the Issuer's total issued and outstanding shares.

     Adam Lederer UTMA Account

     Including Warrant Shares into which currently exercisable warrants could be exercised, Ms. Lederer, as custodian of the Adam Lederer UTMA Account, has the shared power to vote, to direct the vote, to dispose, and to direct the disposition with respect to 120,759 shares of Common Stock (assuming exercise in full of the warrants into Warrant Shares) of the Issuer, which constitutes approximately 0.5% of the Issuer's total issued and outstanding shares.

     Eric Lederer UTMA Account

     Including Warrant Shares into which currently exercisable warrants could be exercised, Ms. Lederer, as custodian of the Eric Lederer UTMA Account, has the shared power to vote, to direct the vote, to dispose, and to direct the disposition with respect to 120,759 shares of Common Stock (assuming exercise in full of the warrants into Warrant Shares) of the Issuer, which constitutes approximately 0.5% of the Issuer's total issued and outstanding shares.

     Mrs. Lederer

     Including Warrant Shares into which currently exercisable warrants could be exercised, Mrs. Lederer has the shared power to vote, to direct the vote, to dispose, and to direct the disposition with respect to 1,489,833 shares of Common Stock (assuming exercise in full of the warrants into Warrant Shares) of the Issuer, which constitutes approximately 6.3% of the Issuer's total issued and outstanding shares.

     The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

ITEM 6  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
        PERSON.

     Certain entities formed for estate planning purposes for the benefit of Mr. Lederer, Mrs. Lederer and their children have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain shares of Common Stock beneficially owned by the Reporting Persons.

ITEM 7    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY.

     This item is not applicable.

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A
          GROUP.

     This item is not applicable.

ITEM 9    NOTICE OF DISSOLUTION OF GROUP.

     This item is not applicable.

                                        Page 9 of 11
ITEM 10   CERTIFICATION.


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                Page 10 of 11
                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:    May 27, 2003


                                  /s/ William A. Lederer
                                  ___________________________
                                  William A. Lederer


                                  /s/ Muriel Lederer
                                  ___________________________
                                  Muriel Lederer in her capacity
                                  as custodian under Illinois
                                  UTMA for Adam Lederer


                                  /s/ Muriel Lederer
                                  ___________________________
                                  Muriel Lederer in her capacity
                                  as custodian under Illinois
                                  UTMA for Eric Lederer


                                  /s/ Renda Lederer
                                  ___________________________
                                  Renda Lederer

                                                Page 11 of 11
                            EXHIBIT A

                Agreement Relating to the Filing
               of Joint Statements on Schedule 13G
                    Pursuant to Rule 13d-1(k)

It is agreed among the undersigned that the Schedule 13G Statement to which this document is attached as Exhibit A is filed on behalf of each of the undersigned as provided in Rule 13d-1(k) of the General Rules and Regulations of the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

     Dated: May 27, 2003

                                /s/ William A. Lederer
                                ___________________________
                                William A. Lederer


                                /s/ Muriel Lederer
                                ___________________________
                                Muriel Lederer in her capacity
                                as Custodian under Illinois
                                UTMA for Adam Lederer


                                /s/ Muriel Lederer
                                ___________________________
                                Muriel Lederer in her capacity
                                as custodian under Illinois
                                UTMA for Eric Lederer


                                /s/ Renda Lederer
                                ___________________________
                                Renda Lederer